UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Acceleron Pharma Inc.

(Name of Subject Company)

____________

Avoro Capital Advisors LLC

Behzad Aghazadeh

(Name of Persons Filing Statement)

Common Stock, $0.001 per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Class of Securities)

Scott Epstein
c/o Avoro Capital Advisors LLC
110 Greene Street, Suite 800
New York, NY 10012
(212) 937-4970

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the SEC on October 28, 2021, as amended by Amendment No. 1 previously filed with the SEC on November 10, 2021 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by the Filing Persons. The Schedule 14D-9 relates to the tender offer by Astros Merger Sub, Inc., a Delaware corporation and a subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation, to purchase all of the outstanding Common Stock, at a price of $180.00 per share of Common Stock.

Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Reasons

On November 17, 2021, the Filing Persons issued a press release (the “November 17 Press Release”) expressing their views on the Tender Offer, a copy of which is filed as Exhibit 4 hereto and incorporated by reference herein.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
4	November 17 Press Release

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SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 17, 2021

Avoro Capital Advisors LLC

/s/ Scott Epstein
Name: Scott Epstein
Title: Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH

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EXHIBIT 4

Avoro Capital Urges Acceleron Shareholders Not to Tender Into Merck’s Inadequate Offer

Believes Transaction Comes at the Wrong Time, With the Wrong Price, and Following the Wrong Process

Remains Confident in Company’s Standalone Opportunities – Given Strong Momentum and Near-Term Inflection Point Coming from Phase 3 Data

Stands Ready to Help an Independent Acceleron Succeed

NEW YORK – November 17, 2021 – Avoro Capital Advisors (“Avoro”), a long-term and collaborative investor in life sciences and biotechnology companies, together with certain of its affiliates and managed funds (“Avoro,” “we” or “us”) beneficially owns approximately 7% of Acceleron Pharma Inc. (Nasdaq: XLRN) (“Acceleron”, “XLRN” or the “Company”), making Avoro one of the Company’s most significant shareholders. Avoro today issued the following statement reiterating why it believes that shareholders should not tender their Acceleron shares into the Merck & Co. Inc. (NYSE: MRK) (“Merck”) tender offer for $180 per share (the “Tender Offer”):

“As the Company’s third-largest shareholder, we are deeply committed to Acceleron’s success and believe the Company will create significant value for shareholders in the future. We continue to believe that the proposed transaction with Merck is ill-timed, undervalues the Company, and is the result of a wholly inadequate process. That is why we are not going to tender our shares in support of the transaction.

Others agree. Several other large, biotechnology and pharmaceutical specialist funds have publicly stated their opposition to this transaction and their intent not to tender their shares. Leading independent proxy advisory firm Institutional Shareholder Services, Inc., recently noted the ‘significant opposition from XLRN shareholders arguing that the deal does not properly compensate investors’ and provided a long list of ‘recent examples of acquisitions by tender offer that had to be raised before being completed’ because the use of a tender offer ‘to circumvent a shareholder vote … potentially … serve[s] as a signal to shareholders that they may have leverage to seek better terms.’

Acceleron is at a pivotal moment and is poised to create significant value in one year or less after the STELLAR phase 3 trial data is available. The Company should not transact – and certainly not at this price – before those results are known. If the Company believes it needs capital, there are many alternatives for financing, such as a royalty financing for its Reblozyl franchise.

We remain committed to assisting a standalone Acceleron succeed – including by helping to modify the composition of its Board of Directors by adding individuals with relevant experience and expertise.

We urge all Acceleron shareholders NOT to tender into this inadequate offer and abandon the opportunity for significant future value creation.”

Media Contact

Sloane & Company
Dan Zacchei / Joe Germani
dzacchei@sloanepr.com / jgermani@sloanepr.com

About Avoro Capital L.P.

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Avoro Capital L.P., is the parent of Avoro Capital Advisors LLC (“Avoro Capital Advisors”) and Avoro Ventures LLC (“Avoro Ventures”).  Avoro Capital Advisors is an SEC-registered investment manager located in New York City, investing in public and private equity companies focused primarily on life sciences and biotechnology. Managing Partner, Behzad Aghazadeh PhD, has over 25 years of experience spent in scientific research, healthcare consulting, institutional investment and executive leadership within the healthcare sector, and is supported by a team of seasoned professionals with advanced medical and scientific backgrounds, and extensive investment experience in the biopharmaceutical industry.

Forward-Looking Statements and Additional Information

This communication contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements regarding the planned completion of the transactions contemplated by the Tender Offer. Although Avoro believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Avoro, Merck or Acceleron, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties are enumerated in Acceleron’s public filings and recent public communications regarding the Tender Offer by Acceleron and Merck. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the U.S. Securities and Exchange Commission (the “SEC”) made by Merck and Acceleron, including those listed under “Risk Factors” in Merck’s annual reports on Form 10-K and quarterly reports on Form 10-Q and Acceleron’s annual reports on Form 10-K and quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Avoro does not undertake any obligation to update or revise any forward-looking information or statements. Unless otherwise noted, Avoro has neither sought nor obtained permission to use third party statements reproduced herein.

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